VISICU, INC.
217 East Redwood Street, Suite 1900
Baltimore, Maryland 21202-3315
Telephone: 410-276-1960
March 31, 2006
VIA EDGAR and FACSIMILE
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Daniel Lee, Esq.

Re:	Visicu, Inc.
Registration Statement on Form S-1
File No. 333-129989

Dear Mr. Lee:
In accordance with Rule 461 under the Securities Act of 1933, Visicu, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 4:00 p.m. (Eastern time) on April 4, 2006 or as soon thereafter as practicable.
In connection with the acceleration request, the Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
March 31, 2006

Please contact the undersigned at 410-276-1960 or Paul McDermott, Esq. of DLA Piper Rudnick Gray Cary US LLP, counsel to the Company, at 617-406-6054 with any questions about this acceleration request.

Very truly yours, VISICU, INC.
By:	/s/ Vincent E. Estrada
Name:	Vincent E. Estrada
Title:	Senior Vice President and Chief Financial Officer